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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52140

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Archipelago Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

353 N Clark St, Suite 3200
_____(No. and Street)_____

Chicago	IL	60654-4721
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	(770)916-2593	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
_____(Name – if individual, state last, first, and middle name)_____

55 Ivan Allen Jr Blvd Suite 1000 Atlanta		GA	30308
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Thomasson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archipelago Securities, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Principal Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Archipelago Securities, LLC

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2025

Archipelago Securities, LLC

December 31, 2025



Ernst & Young LLP
55 Ivan Allen Jr. Blvd.
Atlanta, GA 30308

Tel: +1 404 874 8300
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Archipelago Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Archipelago Securities, LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

March 25, 2026

1

Archipelago Securities, LLC
Statement of Financial Condition
As of December 31, 2025

($ in thousands)

Assets		
Cash and cash equivalents	$	7,834
Receivables from brokers or dealers and clearing organizations		12,342
Receivables from related parties		13
Other assets		1,222
Total assets	$	21,411
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	2,609
Payables to related parties		737
Total liabilities		3,346
Member's equity		18,065
Total liabilities and member's equity	$	21,411

The accompanying notes are an integral part of this Statement of financial condition.

Archipelago Securities, LLC
Notes to the Statement of Financial Condition
As of December 31, 2025

($ in thousands)

1. **Organization and Nature of Operations**

   Archipelago Securities, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), a publicly-traded company listed on the New York Stock Exchange. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Parent owns and operates NYSE Market(DE), Inc. ("NYSE"), NYSE Arca LLC ("NYSE Arca"), NYSE American LLC ("NYSE American"), NYSE National, Inc. ("NYSE National") and NYSE Texas, Inc. ("NYSE Texas") for trading of equities and NYSE Arca, Inc. ("Arca Options") and NYSE AMEX Options LLC ("American Options") for trading of options. The Company primarily acts as a routing agent of NYSE, NYSE Arca, NYSE American, NYSE National, NYSE Texas, Arca Options, and American Options by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company self clears transactions from the activity routed from its affiliated exchanges, and also clears on behalf of Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying Statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Unless otherwise indicated, the terms "we," "us," "our," or "the Company" in this report refer to Archipelago Securities, LLC.

   Cash and Cash Equivalents
   The Company considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

   Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2025, include $0 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

   Use of Estimates
   The preparation of the Statement of financial conditions in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of financial condition. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Receivables from/Payables to Brokers or Dealers and Clearing Organizations
   Receivables from and payables to brokers or dealers and clearing organizations primarily represent amounts due for securities failed to deliver or failed to receive and deposits with clearing organizations. The receivables are reported at their outstanding principal balance.

($ in thousands)

In the normal course of business, a portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party clearing firms. The Company is subject to credit risk to the extent any clearing firm with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

ASU 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments*, primarily impacts the Company's receivables from customers, broker-dealers and clearing organizations. A portion of the Company's trades and contracts are cleared through a clearing organization and are settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company during this short period of time.

Financial Instruments
The carrying amounts of receivables, other assets, payables, and other short-term assets and liabilities approximate their fair values based on their short-term nature excluding the equity investment in DTCC. We did not use Level 2 or 3 inputs to determine the fair value of assets or liabilities measured at fair value on a recurring or non-recurring basis during 2025.

Other Assets
Included within Other assets on the Statement of Financial Condition is a $1,141 equity investment in the DTCC. The Company owns less than 20% of the outstanding voting stock, there is no readily determinable fair value of these securities, and we are not able to exercise significant influence over the operating and financial policies of the DTCC. As such, we account for this investment under the measurement alternative, under which investments are measured at cost, less any impairment plus or minus changes resulting from an observable price in orderly transactions for the identical or similar investments of the same issuance on a prospective basis. During the year ended December 31, 2025, the Company recognized no impairments or other downward adjustments and no upward adjustments related to this investment.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. Substantially all of its revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in the statement of financial condition. Payment is typically received the month after the customers receive the goods or services. The Company does not have obligations for warranties, returns or refunds to customers. There is no revenue recognized from performance obligations that were satisfied in prior periods and no transaction price is allocated to unsatisfied performance obligations. Our revenues primarily include:

- **Transaction fees** - Transaction fees and related expenses, which consist of routing charges and clearance, brokerage and other transaction expenses, are accounted for on a trade date basis.

- **Activity Assessment fees** - Pursuant to Section 31 of the Securities Exchange Act of 1934, the Company pays Section 31 fees to other exchanges when invoiced and recognizes these amounts as expense on a settlement date basis. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Company. As a result, Section 31 fees do not have an impact on the Company's net income.

($ in thousands)

Interest income
The company earns interest on its cash balances held at the Options Clearing Corporation, Depository Trust & Clearing Corporation, and National Securities Clearing Corporation.

Income Taxes
The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity-level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated income tax returns filed by certain affiliates. The Company has elected to allocate the consolidated amount of current and deferred tax expense of the Parent to the Company under ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.* Therefore, the income tax provision is reported in the Statement of financial condition and the disclosure on income tax provision is reported in the Income Tax Footnote.

Federal and unitary state income tax receivables or payables with the affiliates on behalf of the Company are included as a component of receivables or payables with related parties. Income taxes reflected in the accompanying Statement of financial condition are calculated as if the Company filed separate income tax returns and are accounted for under the liability method.

The Company recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Statement of financial condition carrying amounts and the tax bases of assets and liabilities. The Company establishes valuation allowances if we believe that it is more likely than not that some or all of our deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

We do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, we recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is greater than 50 percent likely to be realized. We recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

In December 2023, the Financial Accounting Standards Board, or FASB, issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, or ASU 2023-09, effective for annual periods beginning after December 15, 2024 for public business entities. We applied the recently adopted pronouncement and expanded our income tax disclosures by including both percentages and amounts in the rate reconciliation for the year ended December 31, 2025 with additional disaggregated categories. Refer to Income Taxes Footnote for more information.

3. **Receivables from/Payables to Brokers or Dealers and Clearing Organizations**

   Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers that have not settled on settlement date. There were no open fails at December 31, 2025.

($ in thousands)

Receivables from and Payables to brokers or dealers and clearing organizations at December 31, 2025 consist of the following:

Assets

Securities failed to deliver	$	-
Deposits with clearing organizations		12,342
Total receivables from brokers or dealers and clearing organizations	$	12,342

Liabilities

Securities failed to receive	$	-
Total payables to brokers or dealers and clearing organizations	$	-

4.   Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. The Company also performs clearing services on behalf of affiliates.

Throughout the year the Company incurs costs from its affiliates when it routes trades from the NYSE, NYSE Arca, NYSE American, NYSE National, and NYSE Texas exchanges to another of these exchanges.

The Company has Services Agreements ("the Agreements") with affiliates including ICE and NYSE, as required by FINRA, whereby the Company receives certain operational and support services. Under the Agreements, affiliates shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services. Customary and reasonable direct expenses are attributable to the ownership and control of all such employed hardware, software and personnel. The Company's ability to carry out its operations is dependent on the affiliates providing these services.

At December 31, 2025, the Company had $737 in balances reported as due to affiliates in the accompanying statement of financial condition. At December 31, 2025, the Company had $13 in balances reported as due from affiliates in the accompanying statement of financial condition.

Amounts payable to related parties for federal and state income taxes were $55 at December 31, 2025. This balance represents the amount owed to the related parties for its share of the consolidated federal and unitary state income taxes.

On March 26, 2018, the Company entered into an unsecured Revolving Note and Cash Subordination Agreement (the "Subordination Agreement") with its ultimate parent, Intercontinental Exchange, Inc. (the "Lender"). The Lender has committed $100 million of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Credit under the Subordination Agreement may now be advanced through May 31, 2028, with all unpaid principal and interest due on May 31, 2029.

($ in thousands)

Interest is payable at current rates at the advance date. The Lender may accelerate payment date with six months' notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears. There was no outstanding loan balance at December 31, 2025.

5.   Concentration

The Company's cash and cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. As of December 31, 2025, the Company had approximately $7,584 in excess of FDIC-insured limits. The Company has not experienced any losses in these accounts.

6.   Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of our deferred tax assets and liabilities as of December 31, 2025:

Deferred tax assets:	
Other accrued expenses	$43
Total deferred tax assets	43
Valuation Allowance	-
Total deferred tax assets, net of valuation allowance	$43
Deferred tax liabilities:	
Other	-
Total deferred tax liabilities	-
Net deferred tax assets/(liabilities)	$43

The Company's 2015-2025 tax years remain subject to examination by the relevant tax authorities.

7.   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2025, the Company's net capital of $16,830 was $16,580 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

($ in thousands)

8.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, including routing orders to other execution venues and clearing on behalf of an affiliated broker-dealer. The Company has identified its Executive Principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The CODM does not review total assets.

9.   **Subsequent Events**

The Company has evaluated subsequent events through March 25, 2026, which is the date these Statement of financial condition were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying Statement of financial condition.